UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001 - 15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

99.1

Attached as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s confirmation of Record Date and other related dates regarding its Annual Meeting of Shareholders and Record Date.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Maryse St.-Laurent

Maryse St.-Laurent

Corporate Secretary

Date: February 4, 2009

EXHIBIT INDEX

99.1	Confirmation of dates regarding the Annual Meeting of Shareholders and Record Date.

TransAlta Corporation 110 - 12th Avenue S.W. Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

February 4, 2009

VIA SEDAR

To:	Alberta Securities Commission	Nova Scotia Securities Commission
	British Columbia Securities Commission	Prince Edward Island Securities Office
	Saskatchewan Financial Services Commission, Securities Division	Securities Commission of Newfoundland and Labrador
	The Manitoba Securities Commission	Register of Securities, Northwest Territories
	Ontario Securities Commission	Registrar of Securities, Nunavut
	Autorité des marchés financiers du Québec	Registrar of Securities, Yukon
New Brunswick Securities Commission

cc :	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via fax)
The Canadian Depository for Securities Ltd. (via fax)

Re :	TransAlta Corporation
Notice of Annual Meeting of Shareholders and Notice of Record Date

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

DATE OF MEETING:	Thursday, April 30, 2009
RECORD DATE FOR NOTICE:	Monday, March 2, 2009
RECORD DATE FOR VOTING:	Monday, March 2, 2009
BENEFICIAL OWNERSHIP DETERMINATION DATE:	Monday, March 2, 2009
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
SPECIAL MEETING:	No
MEETING LOCATION:	Calgary, Alberta

Yours truly,

signed “Maryse St.-Laurent”

Maryse St.-Laurent

Corporate Secretary